Exhibit 99.1

Jianzhi to Hold Extraordinary General Meeting On December 14, 2026

Beijing, China, November 12, 2026 — Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced it will hold an extraordinary general meeting (the “EGM”) of shareholders, at its executive office at 15/F, Tower A, Yingdu Building, Zhichun Road, Haidian District, Beijing, People’s Republic of China on December 14, 2026 at 9:00 p.m. (Beijing time) whereby, the holders of the ordinary shares of the Company will vote as shareholders of the Company and, if thought fit, passing and approving the following resolution as a special resolution:

“RESOLVED AS A SPECIAL RESOLUTION THAT subject to all requirements prescribed by sections 14A and 14B of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) relating to a capital reduction supported by a solvency statement being complied with, with effect from the date on which such condition(s) is/are fulfilled:

(i)	the par value of each issued class A ordinary share of par value of US$0.0001 each (the “Class A Ordinary Shares”) and class B ordinary share of par value of US$0.0001 each (the “Class B Ordinary Shares”) in the share capital of the Company be reduced from US$0.0001 to US$0.0000000001 by cancelling the paid-up capital to the extent of US$0.0000999999 on each of the then issued Class A Ordinary Shares and Class B Ordinary Shares, respectively (the “Capital Reduction”);

(ii)	following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding Class A Ordinary Share and Class B Ordinary Share, respectively, shall be US$0.0000000001;

(iii)	the credit arising from the Capital Reduction be transferred to the distributable reserve account of the Company which may be applied by the Company as the board of directors of the Company (the “Board”) may deem fit and in any manner as permitted by all applicable laws and the memorandum and articles of association of the Company, including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time;

(iv)	immediately following the Capital Reduction becoming effective, each authorised but unissued Class A Ordinary Share of par value of US$0.0001 each be sub-divided into one million (1,000,000) authorised but unissued class A ordinary shares (the “New Class A Ordinary Shares”) of par value of US$0.0000000001 each and each authorised but unissued Class B Ordinary Share of par value of US$0.0001 each be sub-divided into one million (1,000,000) authorised but unissued class B ordinary shares (the “New Class B Ordinary Shares”) of par value of US$0.0000000001 each (the “Share Subdivision” and together with the Capital Reduction, the “Capital Reorganisation”);

(v)	immediately following the Capital Reorganisation, the authorized share capital of the Company shall be changed from US$100,000,000 divided into (a) 800,000,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 200,000,000,000 class B ordinary shares of a par value of US$0.0001 each TO US$100,000,000 divided into (a) 800,000,000,000,000,000 class A ordinary shares of a par value of US$0.0000000001 each and (b) 200,000,000,000,000,000 class B ordinary shares of a par value of US$0.0000000001 each;

(vi)	each of the New Class A Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other and each of the New Class B Ordinary Shares arising from the Capital Reduction and the Share Subdivision shall rank pari passu in all respects with each other, and each shall have such rights and privileges and be subject to the restrictions as contained in the memorandum and articles of association of the Company;

(vii)	each director of the Company (each a “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such documents and take such actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(viii)	the registered office provider of the Company be and is hereby instructed to prepare, finalize and make all such filings with the Registrar of Companies in the Cayman Islands, including filing the solvency statement (as made by the Directors), the minute in respect of the reduction of capital and any related forms or filings, as may be necessary or desirable to implement and give effect to the matters approved herein.”

Holders of record of the Class A Ordinary Shares and Class B Ordinary Shares of the Company at the close of business on November 12, 2026 (New York Time), or their proxy holders, are entitled to vote at the EGM or any adjournment thereof. Holders of record of the Company’s American depositary shares (the “ADSs”) at the close of business on November 12, 2026, New York Time, who wish to exercise their voting rights for the underlying ordinary shares represented by the ADSs must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

About Jianzhi Education Technology Group Company Limited (NASDAQ: JZ)

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jianzhi Education Technology Group

Corporate Communications

Phone: +86 10 5873 2560

Email: jianzhi@jiuye.net